Exhibit 99.1

Regencell Bioscience’s Investigational Liquid-Formula RGC-COV19TM Shows Effectiveness Through Its Enrolled Patients in Eliminating Mild to Moderate COVID-19 Symptoms within the 6-day Treatment Period in its EARTH Efficacy Trial

●	36 out of 37 COVID-19 patients treated in the trial, representing approximately 97.3% of the patients, reported they had all symptoms eliminated within the 6-day treatment period save for loss or reduced sense of taste and smell (“Sensory Dysfunction”) and occasional cough. The highest number of different symptoms reported for any one individual was 14.

●	15 out of the 36 patients experienced Sensory Dysfunction prior to receiving treatment. Among those 15 patients, 5 recovered their sensory functions while the remaining 10 showed improvements at the end of the 6-day treatment period.

●	31 out of 37 COVID-19 patients, representing approximately 83.8% of patients, reported the elimination of one or more symptoms after taking 1 full dose of RGC-COV19TM (1 day of treatment) with the largest number of symptoms eliminated after 1 day of treatment being 7.

●	Out of the 37 patients, 9 patients experienced a combination of dyspnea (difficulty breathing) and persistent chest pain. 6 of these 9 patients no longer experienced difficulty breathing and/or persistent chest pain after 1 full dose of RGC-COV19TM.

●	All 23 patients who started taking RGC-COV19TM within 3 days from symptoms onset took an average of approximately 3.2 days for the elimination of all symptoms, save for Sensory Dysfunction and occasional cough.

●	All 14 patients who started taking RGC-COV19TM between 4 to 5 days from symptoms onset took an average of approximately 3.6 days for the elimination of all symptoms, save for Sensory Dysfunction and occasional cough.

Hong Kong, February 17, 2022 - Regencell Bioscience Holdings Limited (NASDAQ: RGC) (“Regencell” or the “Company”) today announced the results from an analysis of a total of 37 individuals enrolled in its Evaluation and Assessment of RGC-COV19TM TCM through a Holistic approach (“EARTH”) efficacy trial conducted by Regencell Bioscience Asia Limited (“Regencell Asia”) of its novel COVID-19 oral TCM candidate RGC-COV19TM (Regencell Bioscience (RGCA-CV01) liquid formulation). The results have yet to be peer reviewed. Upon successful completion of the EARTH efficacy trial, RGC-COV19TM could be used more broadly for the treatment of the population who seek a natural and holistic approach to effectively reduce and eliminate COVID-19 symptoms and to reduce the risk of hospitalization and death.

“The results of EARTH mark an important journey for the Company in its goal to save and improve lives of patients all around the world. As COVID-19 cases continue to rise globally in 2022, there is an urgency to find a holistic approach towards treating COVID-19. By establishing Regencell Asia and through EARTH’s preliminary findings, we hope the process of finding an alternative, natural treatment for COVID-19 will be accelerated. These results highlight the potential of offering a natural and holistic treatment for COVID-19,” said Ji Yang Lee (Jay), Chief Executive Officer and Co-Founder of Regencell Asia.

About EARTH Efficacy Trial

The primary objective of EARTH is to evaluate and assess the efficacy of Regencell Bioscience’s TCM – RGC-COV19TM (Regencell Bioscience (RGCA-CV01) liquid formulation) in reducing and eliminating COVID-19 symptoms through a holistic approach within a 6-day period.

EARTH was a non-blinded efficacy trial conducted from 1 October 2021 until 31 January 2022. The eligibility criteria required that all patients had laboratory confirmation of SARS-CoV-2 infection within 3 days prior to treatment and with symptoms onset within 5 days prior to treatment.

Based on the above-mentioned criteria, patients who were asymptomatic were rejected and 37 random individuals eventually qualified for enrolment and were enrolled. The enrolled patients were between the ages of 5 to 61 and of different races, ethnic backgrounds and socioeconomic backgrounds. 23 individuals were based in Kuala Lumpur and Seremban, Malaysia while the other 14 individuals were based in California, the United States. 23 out of the 37 enrolled patients started taking RGC-COV19TM within 3 days of symptoms onset and the remaining 14 patients started taking RGC-COV19TM between 4 to 5 days of symptoms onset.

In conducting EARTH, Regencell Asia set a maximum of 6 days of treatment per patient. Enrolled patients were required to report their COVID-19 symptoms every day according to 3 severity categories (mild, moderate, severe) and the list contained symptoms such as fever, fatigue, cough, sore throat, runny nose, headache, nausea, feeling hot, chills, drowsy, shortness of breath, persistent chest pain or pressure, muscle ache and abdominal discomfort. Patients were also requested to identify any other symptoms that they were experiencing. Each patient received 2 days of treatment progressively while a reverse transcription polymerase chain reaction (RT-PCR) test for patients in Malaysia was conducted every 2 days.

Whenever a patient’s RT-PCR test result turned negative or patients no longer had any COVID-19 symptoms (save for Sensory Dysfunction or occasional cough) within the 6-day treatment period, the treatment ended. While receiving the TCM treatment, 3 of them were not vaccinated, 3 were partially vaccinated and 31 were fully vaccinated. At the end of the treatment, the total number of patients whose symptoms were completely eliminated within the 6-day treatment period, save for Sensory Dysfunction and occasional cough, were recorded to determine the efficacy.

About EARTH’s Results

Efficacy of complete symptoms elimination within the 6-day treatment period

Out of the 37 COVID-19 patients, 36 patients had all symptoms eliminated, save for Sensory Dysfunction and occasional cough, within the 6-day treatment period. Our efficacy trial showed that after taking RGC-COV19TM, 97.3% of the patients had their mild to moderate COVID-19 symptoms eliminated, save for Sensory Dysfunction and occasional cough, within the 6-day treatment period. 15 out of the 36 patients experienced Sensory Dysfunction prior to receiving treatment. Among those 15 patients, 5 recovered their sensory functions while the remaining 10 showed improvements at the end of the 6-day treatment period.

Out of the 36 patients, the number of days it took for all symptoms to be eliminated, save for Sensory Dysfunction and occasional cough, within the 6-day treatment period, was 1 day = 6 patients, 2 days = 7 patients, 3 days = 5 patients, 4 days = 11 patients, 5 days = 4 patients, and 6 days = 3 patients.

Symptoms elimination after 1 full dose of RGC-COV19TM

31 out of 37 COVID-19 patients, representing approximately 83.8% of patients, reported the elimination of one or more symptoms after taking 1 full dose of RGC-COV19TM, with the largest number of symptoms eliminated after 1 day of treatment reported by a patient being 7. The average number of days it took from the start of treatment for all 37 COVID-19 patients to eliminate all symptoms, save for Sensory Dysfunction and occasional cough, was approximately 3.4 days. The largest number of different symptoms reported by patients was 14 and the average number of different symptoms reported was approximately 6.

Malaysia – treatment leading to negative RT-PCR

Out of the 23 patients from Malaysia, 10 patients (representing approximately 43.48%) tested negative RT-PCR within the 6 days treatment (Negative RT-PCR in 2 days = 4 patients, 4 days = 4 patients, 5 days = 1 patient, 6 days = 1 patient). Since the start of the treatment, the average days taken for these 10 patients to test negative is 3.5 days. The minimum and maximum days taken for patients to test negative was 2 and 6 days, respectively. The remaining 13 patients had all symptoms eliminated, save for Sensory Dysfunction and occasional cough, within 6 days (average approximately 3.5 days) and therefore was not further tested for COVID-19.

Taking the treatment within 3 days from symptoms onset vs within 4 to 5 days from symptoms onset

Further analysis showed that the 23 patients who started taking RGC-COV19TM within 3 days from symptoms onset took an average of approximately 3.2 days for the elimination of all symptoms, save for Sensory Dysfunction and occasional cough, whereby the maximum number of different symptoms reported by any one individual was 14 and the average number of different symptoms reported was 5.

The remaining 14 patients who started taking RGC-COV19TM between 4 to 5 days from symptoms onset took an average of approximately 3.6 days for the elimination of all symptoms, save for Sensory Dysfunction and occasional cough, whereby the maximum number of different symptoms reported by any one individual was 13 and the average number of symptoms reported was 7.

Vaccination status

The 3 patients who were not vaccinated reported an average of 3 symptoms each and all 3 patients took an average of approximately 2.3 days for symptoms to be eliminated. The 3 patients who were partially vaccinated reported an average of 3 symptoms each and took an average of approximately 3.3 days for all symptoms to be eliminated, save for Sensory Dysfunction. 1 of these 3 patients tested negative RT-PCR after 4 days of treatment. The remaining patients who were fully vaccinated reported an average number of 6 symptoms each and these patients took an average of approximately 3.5 days for all symptoms to be eliminated, save for Sensory Dysfunction and occasional cough. All patients who were vaccinated either received a single dose, double dose, or a combination of vaccine from Pfizer-BioNTech, Moderna, AstraZeneca, Sinovac-CoronaVac and/or Johnson & Johnson’s Janssen.

High-risk patients

Out of the 37 patients, 9 patients experienced a combination of dyspnea (difficulty breathing) and persistent chest pain. 6 of these 9 patients no longer experienced difficulty breathing and/or persistent chest pain after 1 full dose of RGC-COV19TM.

No adverse side effects

Based on the patients’ self-reported data, there were no worsening of symptoms during and after consuming RGC-COV19TM and none of the patients experienced any unknown adverse side effects.

No treatment emergent adverse events

Among the 3 patients with comorbidities such as systemic lupus erythematosus (SLE), asthma and cancer, there were no treatment emergent adverse events and no discontinuation of RGC-COV19TM due to adverse results.

Death/Hospitalization

At the end of the EARTH efficacy trial, none of the patients was hospitalized and there was no death. The efficacy of RGC-COV19TM was not affected by timing of symptom onset or underlying risk factor. Results were consistent across all ages, gender, races and ethnicity demographic among the enrolled patients.

More about EARTH

There are hundreds of millions of individuals who have been diagnosed with COVID-19 around the world, and some experience post-COVID symptoms such as extreme tiredness (fatigue), shortness of breath, problems with memory and concentration (brain fog), heart palpitations, dizziness, chest pain or tightness, joint pain which are now being classified as long-COVID symptoms.

As long-COVID symptoms have substantial effects on individuals’ quality of life and work capability, Regencell Asia is in the midst of conducting its studies for long-COVID patients using a natural and holistic formula - RGC-COV19TM (RGCA-LCV01).

About RGC-COV19TM

RGC-COV19TM (RGCA-CV01) is an investigational, natural, orally administered liquid formula which aims to reduce and eliminate COVID-19 symptoms.

RGC-COV19TM can be taken safely for two to three weeks. In conducting EARTH, the treatment was limited to 6 days in order to evaluate its efficacy in reducing and eliminating COVID-19 symptoms.

Regencell began its investigational approach towards COVID-19 treatment when a friend of Regencell contracted COVID-19 in March 2020 and the TCM Practitioner used his proprietary TCM formula which he has been using over the past 30 years to treat various cold and flu patients, including during the 2003 SARS outbreak, to treat him. The TCM Practitioner subsequently treated 9 voluntary COVID-19 patients in the United States. The “TCM Practitioner” refers to our strategic TCM research partner, Sik-Kee Au, father of our founder and Chief Executive Officer.

Study results showed that the treatment was effective. As Regencell has a goal to save lives, improve patients’ well-being and address unmet needs in the market, Regencell wants to make its natural and holistic treatment available to people in need.

From March 2020 to August 2021, Regencell set up protocols and procedures to conduct the EARTH efficacy trial in Malaysia and the United States.

RGC-COV19TM uses natural ingredients to stimulate the body’s own healing mechanism and the medicine effectively reduces COVID-19 symptoms such as fever, fatigue, cough, sore throat, runny nose, headache, nausea, chills, drowsiness, shortness of breath, persistent chest pain and muscle ache as the medicine works to (i) reduce and clear the mucus and phlegm from the upper respiratory system; (ii) dispel exterior viral pathogen via heavy sweats, urine and excrement; (iii) clear endogenous and liver heat; (iv) detox the liver; and (v) improving body circulation.

By applying the TCM Practitioner’s “Sik-Kee Au TCM Brain Theory®”, RGC-COV19TM removes blood clots from the brain hence restoring the patient’s various brain functions.

RGC-COV19TM (RGCA-CV01) is administered at 1 dose of RGCA-CV01-1Na (approximately 230ml) and 1 dose of RGCA-CV01-2Da (approximately 230ml) each time, with 1 dose of RGCA-CV01-1Na to be taken starting from the night of the first day of treatment and 1 dose of RGCA-CV01-2Da to be taken after lunch the next day, until symptoms are eliminated.

About Regencell Bioscience Holdings Limited and Regencell Bioscience Asia Limited: Breakthrough in TCM formulae designed to save and improve lives

For more than 30 years, the TCM Practitioner whom Regencell Bioscience partners with has treated patients with neurological disorders and infectious diseases. The TCM Practitioner’s TCM formulae candidates are derived from a TCM base formula and an adjustable formula which is developed based on his TCM brain theory, known as the “Sik-Kee Au TCM Brain Theory®”.

Both Regencell Bioscience and the TCM Practitioner are committed in giving back to the society and demonstrates its CARE through Caring for patients, Accountability by maintaining a high standard of quality and integrity, Respect by valuing partnerships, teamwork and harmony and the Enthusiasm to improve the life of the underprivileged.

Since its listing, Regencell Bioscience through a joint venture with Honor Epic Enterprises Limited, formed Regencell Bioscience Asia Limited to offer COVID-19 related treatments to patients in ASEAN countries, India, Japan, Australia and New Zealand, as Regencell Bioscience aspires to be the global market leader for the provision of natural and holistic treatment for neurological disorders and infectious diseases. For more information, visit www.regencellbioscience.com and www.regencellasia.com.

Forward-looking Statements

This press release contains “forward-looking statements” within the meaning of applicable laws, including U.S. federal securities laws. These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans, and strategies; statements that contain projections of results of operations or of financial condition; statements relating to the research, development, and use of our platform technologies, technologies, products and product candidates; and all statements that address activities, events, or developments that we intend, expect, project, believe, or anticipate will or may occur in the future. The risks and uncertainties of our company include: our ability to obtain regulatory approval and ultimately commercialize our TCM formulae and/or products based on our TCM formulae; the outcome of our research study free from biases of parents or caregivers of patients because we relied on the data provided by them; difficulties enrolling patients in our research studies; any undesirable side effects caused by the TCM formulae candidates would could delay or prevent their regulatory approval or hinder commercialization; whether results of our earlier studies on personalized TCM formulae can be predictive of future research study results; failure of the research and development process; whether any TCM formulae candidates can be developed, manufactured, sold , marketed and distributed; the ability to successfully commercialize any future therapeutics; our ability to enhance our brand recognition; and our ability to obtain and protect our intellectual property; and any adverse publicity associated with our TCM formulae candidates, ingredients or network marketing programs. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate. The Company has also relied upon and assumed, without independent verification, the accuracy and completeness of all information available from public sources and makes no express or implied warranty as to the accuracy or completeness of any such information. Even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this presentation, they may not be indicative of results or developments in future periods. For a discussion of these and other risks and uncertainties, see our Annual Report on Form 20-F for the year ended June 30, 2021, which is available on the SEC’s website at www.sec.gov. All information in this press release is as of the date of the release, and the Company undertakes no duty to update this information unless required by law. This caution is made under the safe harbor provisions of Section 21E of the Private Securities Litigation Reform Act of 1995.

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